Exhibit 99.1

NorZinc Announces Shareholder Approval of Previously Announced RCF Royalty

NZC-TSX
NORZF-OTCQB

VANCOUVER, Nov. 19, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") the Company is pleased to report the voting results of a Special Meeting of Shareholders held on November 18, 2019 (the "Meeting"). As explained in the Company's news release dated September 30, 2019 and more particularly described in the Information Circular dated as of October 9, 2019, the Meeting was called for the purpose of obtaining majority disinterested shareholder approval of the proposed sale to RCF VI CAD LLC ("RCF") of a 1% net smelter return royalty (the "Royalty") for a purchase price of C$8 million.

A total of 177,817,676 common shares were voted at the Meeting, including 26,187,676 held by disinterested shareholders.  Approximately 97% of disinterested shareholders who voted, voted in favour of a resolution authorizing and approving the sale and issuance of the Royalty substantially on the terms and conditions set forth in the royalty agreement attached to the Information Circular dated as of October 9, 2019.

As announced in the Company's news release dated September 30, 2019, RCF previously agreed to, and did, provide a short-term loan to the Company (the "Loan") of US$6 million, with interest at a rate of 8% per annum payable on maturity, being the earlier of (a) 120 days from the first advance under the Loan and (b) the date on which the Royalty is funded by RCF. Accordingly, upon closing under the Royalty, the proceeds from the Royalty are planned to be applied to repay the Loan, with interest, in full.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, statements regarding closing under the Royalty and repayment of the Loan out of the proceeds of the Royalty.  This forward-looking information is based on, among other things, management's expectations that the Royalty will close on the terms as anticipated by management and that the proceeds of the Royalty will be applied to repay the Loan. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the Royalty will not close on the terms as anticipated by management or at all and/or that the proceeds of the Royalty are not used to repay the Loan in full. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710, 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 16:04e 19-NOV-19